77Q

Special Shareholder Notice
Western Asset Inflation Management Fund Inc. (IMF)

The Board of Directors of the Fund has approved Western Asset Management Company Pte. Ltd. in Singapore (Western Singapore) as a subadviser to the Fund under an additional sub-advisory agreements between Western Asset Management Company ("Western Asset") and Western Singapore. Western Asset will supervise Western Singapores provision of services to the Fund. The appointment is effective as of February 3, 2009.

Western Singapore was established in 2000 and has offices at 1 George Street #23-01, Singapore 049145. The Western Singapore office is responsible, generally, for managing Asian (excluding Japan) fixed-income mandates, including the related portions of Western Assets broader portfolios, as well as servicing these relationships. It undertakes all investment-related activities including investment management, research and analysis, securities settlement, and client services.

While Western Asset will remain ultimately responsible for investment decisions relating to the Funds portfolio, Western Singapore will provide certain subadvisory services to the Fund relating to currency transactions and investments in non-U.S. dollar-denominated securities and related foreign currency instruments. The Funds current management fee remains unchanged. Western Asset and Western Singapore are wholly-owned subsidiaries of Legg Mason, Inc.